Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

May 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Applied DNA Sciences, Inc.

Registration Statement on Form S-3

Filed May 21, 2020

File No. 333-238557

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied DNA Sciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-238557) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 3:00 PM, eastern time, on June 1, 2020, or as soon as practicable thereafter.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of Pepper Hamilton LLP at (212) 808-2711.

APPLIED DNA SCIENCES, Inc.

By:	/s/ James A. Hayward
Name: James A. Hayward
Title: Chief Executive Officer